

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2022

Michael Shleifer
Chief Executive Officer
Biotech Acquisition Company
545 West 25th Street, 20th Floor
New York, NY 10001

> **Re: Biotech Acquisition Company**
> **Registration Statement on Form S-4**
> **Filed March 15, 2022**
> **File No. 333-263577**

Dear Dr. Shleifer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

What interests do BAC's initial shareholders, Sponsor, current officers, directors and advisors have in the Business Combination?, page xvii

1. We note your response to our prior comment 5 from our January 26, 2022 letter; however, we are unable to locate responsive disclosure on the pages indicated. Please revise your disclosure on pages xvii, 15 and 126 to describe and quantify the aggregate dollar amount of all material interests in the transaction held by the company's officers and directors. Ensure that your disclosure is on an individual basis, identifying individual officers and directors and their particular financial and personal interests. Please note that all references to prior comments in this comment letter also concern our January 26, 2022 letter.

<u>What happens if the Minimum Cash Condition is not met?, page xix</u>

2.   We note your response to our prior comment 3 and your statement that Blade and its
        Designated Stockholders "do not intend to waive the closing Minimum Cash Condition".
        We also note that immediately following this statement you say "there can be no
        assurance that Blade or the Designated Stockholders could and would waive the Minimum
        Cash Condition". Given your statement that Blade and its Designated Stockholders do not
        intend to waive the condition, the latter statement appears intended to either mitigate the
        impact of this disclosure or undermine its purpose. Please reconcile or explain.

<u>Summary of the Proxy Statement/Prospectus</u>
<u>Combined Business Summary, page 1</u>

3.   We note your response to our prior comment 6 and we reissue in part. Please provide
        balancing disclosure in the Summary concerning the going concern opinion provided by
        Blade's auditors in relation to its consolidated financial statements as of December 31,
        2021.

<u>BAC's Board of Directors' Reasons for the Business Combination, page 10</u>

4.   We note your response to our prior comment 9. We also note that the statement that
        Cudetaxestat has a "well-tolerated favorable clinical safety profile" still appears on pages
        10 and 120. Please remove this statement, as it implies the safety of Blade's product
        candidates, a determination solely within the purview of the FDA or similar foreign
        regulatory authorities.

<u>Interests of BAC's Directors and Executive Officers in the Business Combination, page 15</u>

5.   We note your response to our prior comment 12; however, we are unable to locate a
        responsive amendment. Moreover, we note that you state the listed interests "include,
        among other things, the interests listed below[.]" We therefore re-issue this comment and
        direct your attention to the instruction that you revise the conflicts of interest discussion so
        that it highlights all material interests in the transaction held by the sponsor and the
        company's officers and directors.

<u>Opinion of Vantage Point , page 22</u>

6.   We note your response to our prior comment 27; however, we are unable to locate a
        responsive amendment. We therefore reissue our comment in its entirety. Please revise
        your disclosure to explain the reasons the fairness opinion was considered and ultimately
        obtained by the BAC Board.

<u>Risk Factors , page 29</u>

7.   We note your response to our prior comment 14. Please include the substance of your response in the filing itself, where appropriate.

<u>The Insider Letter may be amended without shareholder approval., page 33</u>

8.   We note your response to our prior comment 15. Please include the substance of your response in the filing itself, where appropriate.

<u>Blade Biotherapeutics may redeem unexpired warrants prior to their exercise at a time that is disadvantageous to you..., page 75</u>

9.   We note your response to our prior comment 17 and the related revised disclosure on page 75. Please further revise your disclosure to clearly explain the steps, if any, the company will take to notify all shareholders, not just the warrant holders, regarding when the warrants become eligible for redemption.

<u>BAC's Board of Directors' Reasons for the Business Combination, page 120</u>

10.   We note your response to our prior comment 24 and the related disclosure on page 120. Please expand this disclosure to include the actual internal forecasts reviewed and considered by the board, rather than describing the elements thereof.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Richard Baumann